Registration No.  333-40691
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 232

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|   |Check  box  if it is proposed that this filing  will  become effective on January 6, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                             FT 232

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.


               THE LATIN AMERICAN GOVERNMENT INCOME TRUST


FT 232 is a unit investment trust consisting of a portfolio of interest-bearing U.S. dollar-denominated sovereign debt obligations of the Republic of Argentina, the Federative Republic of Brazil, the United Mexican States, the Republic of Panama and the Republic of Venezuela (the "Bonds"), including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit. The weighted average maturity of the Bonds in the Trust is 29.36 years.



The Objective of the Trust is to provide a high level of current income through investment in a fixed portfolio consisting of high-yield, high-risk U.S. dollar-denominated sovereign debt obligations. The objective of the Trust is dependent upon the continuing ability of the issuers and/or obligors to meet their respective obligations. There is, of course, no guarantee that the objective of the Trust will be achieved. See "What is the FT Series?-Risk Factors" and "Portfolio."


ALL OF THE BONDS IN THE TRUST ARE LOWER RATED BONDS, COMMONLY KNOWN AS
"JUNK BONDS," THAT ENTAIL GREATER RISKS, INCLUDING DEFAULT RISKS, THAN
THOSE FOUND IN HIGHER RATED SECURITIES. BONDS ISSUED BY EACH OF THE AFORE-MENTIONED ISSUERS REPRESENT APPROXIMATELY 20% OF THE TRUST'S PORTFOLIO, AND THEREFORE, THE TRUST IS SUBJECT TO GREATER RISK THAN WOULD EXIST IN A MORE DIVERSIFIED PORTFOLIO. JUNK BONDS ISSUED BY FOREIGN ISSUERS CARRY THE ADDI-TIONAL RISKS OF UNTIMELY INTEREST AND PRINCIPAL PAYMENTS AND PRICE VOLATI-LITY THAN HIGHER RATED SECURITIES, AND MAY PRESENT PROBLEMS OF LIQUIDITY AND VALUATION. FURTHERMORE, EACH OF THE AFOREMENTIONED ISSUERS HAVE
EXPERIENCED PERIODS OF ECONOMIC UNCERTAINTY THAT HAVE, AT VARIOUS TIMES, RESULTED IN HIGH DEFAULT RATES ON OUTSTANDING OBLIGATIONS, HIGH
INFLATION AND CURRENCY INSTABILITY. THE BONDS INCLUDED IN THIS TRUST
SHOULD BE VIEWED AS SPECULATIVE AND AN INVESTOR SHOULD REVIEW HIS OR HER ABILITY TO ASSUME THE RISKS ASSOCIATED WITH SUCH AN INVESTMENT.
INVESTORS SHOULD CAREFULLY CONSIDER THESE RISKS BEFORE INVESTING. SEE
"BOND PORTFOLIO SELECTION" AND "RISK FACTORS" ON PAGE 5 FOR ADDITIONAL INFORMATION CONCERNING THESE RISKS.

UNITS OF THE TRUST ARE NOT DEPOSITS OF, OR GUARANTEED BY, ANY BANK AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Attention Foreign Investors: Your interest income from the Trust may be exempt from federal withholding taxes if you are not a United States citizen or resident and certain conditions are met. See "What is the Federal Tax Status of Unit Holders?"

Distributions to Unit holders may be reinvested as described herein. See "Rights of Unit Holders-How Can Distributions to Unit Holders be
Reinvested?"

The Sponsor, although not obligated to do so, intends to maintain a market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of the Trust. In the absence of such a market, a Unit holder will nonetheless be able to dispose of the Units through redemption at prices based upon the bid prices of the underlying Bonds. See "Rights of Unit Holders-How May Units be Redeemed?"


The Sponsor may, from time to time during a period of up to approximately one year after the Initial Date of Deposit, deposit additional Bonds in the Trust. Such deposits of additional Bonds will, therefore, be done in such a manner that the original proportionate relationship amongst the individual issues of the Bonds shall be maintained. See "What is The FT Series?" and "Rights of Unit Holders-How May Bonds be Removed from the Trust?"


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


             The date of this Prospectus is January 6, 1998

The Public Offering Price of the Units during the initial offering period is equal to the aggregate offering price of the Bonds in the portfolio divided by the number of Units outstanding, plus a sales charge equal to 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Bonds). For sales charges in the secondary market, see "Public Offering." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $100,000. The minimum purchase is $1,000.



Portfolio Supervisor's Annual Fee. In performing its duties as Portfolio Supervisor, First Trust Advisors L.P. may obtain research and other information from a variety of sources. Such information will consist of comments covering the financial condition and business prospects of the issuers and an analysis of the respective market sectors, including economic, tax, currency, political, regulatory and other similar risks. The Sponsor believes that the information will be beneficial in the present circumstances due to the complexity of the foreign high-yield debt markets. First Trust Advisors L.P. will receive $.70 per Unit for its supervisory services. THE SUPERVISORY FEE IS SET FORTH UNDER "SUMMARY OF ESSENTIAL INFORMATION" AND IS GREATER FOR THIS TRUST THAN FOR OTHER TRUSTS OF WHICH NIKE SECURITIES L.P. ACTS AS SPONSOR.



Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, loss of principal and/or interest due to the possible deterioration of the financial condition of the issuer governments, governmental, political, economic and fiscal policies of the representative countries, changes in economic conditions, volatile interest rates, lack of liquidity, lack of adequate financial information concerning an issuer government, exchange control restrictions impacting foreign issuers and changing perceptions regarding junk bonds. In addition, since the Trust contains only five Bonds, a default by any one issuer will negatively impact the amount of interest received by the Trust. See "Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                             of the Bonds-January 6, 1998


             Underwriter:    First Miami Securities, Inc.
                 Sponsor:    Nike Securities L.P.
                 Trustee:    The Chase Manhattan Bank
               Evaluator:    Muller Data Corporation

General Information
Principal Amount of Bonds in the Trust                                                                        $ 250,000
Number of Units                                                                                                     250
Fractional Undivided Interest in the Trust per Unit                                                               1/250
Principal Amount (Par Value) of Bonds per Unit (1)                                                            $   1,000
Public Offering Price
   Aggregate Offering Price Evaluation of Bonds in the Portfolio                                              $ 247,250
   Aggregate Offering Price Evaluation per Unit                                                               $  989.00
   Sales Charge (2)                                                                                           $   50.96
   Public Offering Price per Unit (3)                                                                         $1,039.96
Sponsor's Initial Repurchase Price per Unit (3)                                                               $  989.00
Redemption Price per Unit (4)                                                                                 $  986.50
Excess of Public Offering Price per Unit Over Redemption Price per Unit                                       $   53.46
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit                          $    2.50

First Settlement Date                             January 9, 1998
Mandatory Termination Date (5)                    September 30, 2027
Supervisory Fee (6)                               Maximum of $.70 per Unit annually, payable to an affiliate of the Sponsor
Evaluator's Fee                                   $25 per daily evaluation
Estimated Annual Amortization of
    Organizational and Offering Costs (7)         $.70 per Unit

  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

____________

(1) Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge for the Trust, expressed as a percentage of the Public Offering Price per Unit and in parenthesis as a percentage of the Aggregate Offering Price Evaluation per Unit is 4.9% (5.152%).

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-Will There Be a Secondary Market?"

(4) See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Trust may be terminated prior to the Mandatory Termination Date if the principal value thereof is less than 20% of the original principal amount of Bonds deposited in the Trust during the primary offering period.

(6) The Sponsor will be reimbursed for bookkeeping and other administrative expenses, currently at a maximum annual rate of $.14 per Unit.

(7) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

               THE LATIN AMERICAN GOVERNMENT INCOME TRUST
                                 FT 232

What is The FT Series?

FT 232 is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee, Muller Data Corporation as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee interest-bearing U.S. dollar-denominated sovereign debt obligations of the Republic of Argentina, the Federative Republic of Brazil, the United Mexican States, the Republic of Panama and the Republic of Venezuela (the "Bonds") including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. The Trustee thereafter credited the account of the Sponsor for Units of the Trust representing the entire ownership of the Trust which Units are being offered hereby.


The objective of the Trust is to provide a high level of current income through investment in a fixed portfolio of U.S. dollar-denominated sovereign debt obligations of Argentina, Brazil, Mexico, Panama and Venezuela which have a stated maturity of approximately 30 years. The Bonds contained in the Trust are high-yield, high-risk bonds, commonly known as "junk bonds" and are subject to greater market fluctuations and potential risk of loss of income and principal than are investments in lower-yielding, higher-rated fixed-income securities. The Trust has a relatively high concentration in the debt of each of the aforementioned countries, and is therefore subject to greater risk than would exist in a more diversified portfolio. Each of the countries has experienced periods of economic uncertainty that have, at various times, resulted in a high default rate on outstanding obligations, high inflation and currency instability. The securities included in this Trust should be viewed as speculative and an investor should review his ability to assume the risks associated with speculative bonds. The Bonds are not collateralized or secured by the U.S. government, U.S. government securities or any other source. Therefore, the payment of income is dependent upon the continuing ability of the issuer governments to meet their respective obligations. THERE IS, OF COURSE, NO GUARANTEE THAT THE TRUST'S OBJECTIVE WILL BE ACHIEVED.



With the deposit of the Bonds on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Bonds in the Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Bonds will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Bonds deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Bonds be Removed from the Trust?" Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in the Trust.



On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Bonds deposited in the Trust as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Bonds in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Bonds by the Sponsor, the aggregate value of the Bonds in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?" The Trust has a Mandatory Termination Date as set forth herein under "Summary of Essential Information."

Bond Portfolio Selection

The Sponsor of the Trust selected the Bonds for the Portfolio after considering the Trust's investment objective as well as the credit quality of the individual Bonds of the Portfolio. The following facts, among others, were also considered: (a) the price of the Bonds relative to other issues of similar quality and maturity; (b) the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers; (c) the diversification of the Bonds as to location of issuer; (d) the income to the Unit holders of the Trust; (e) whether the Bonds were issued after July 18, 1984; and (f) the stated maturity of the Bonds.


As of the Initial Date of Deposit for the Trust, all of the Bonds in the Trust were rated "B+" or better by Moody's Investors Service, Inc., ("Moody's"), Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") or Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) ("Fitch"). See "Description of Bond Ratings" and "Portfolio." Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, the Trust would not be required to eliminate the Bond from the Trust, but such event may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. The Trust follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Trust may retain an issuer's bonds despite adverse financial developments.


Risk Factors


High-Yield Obligations. An investment in Units of the Trust should be made with an understanding of the risks that an investment in "high-yield, high-risk," fixed-rate, foreign sovereign debt obligations or "junk bonds" may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate debt obligations generally. Bonds such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both commercial bank debt and high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.


The market for high-yield bonds is very specialized and investors in it have been predominantly financial institutions. High-yield bonds are generally not listed on a national securities exchange. Trading of high-yield bonds, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield bond market is a dealer market, rather than an auction market, no single obtainable price for a given bond prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. Not all dealers maintain markets in all high-yield bonds. Therefore, since there are fewer traders in these bonds than there are in "investment grade" bonds, the bid-offer spread is usually greater for high-yield bonds than it is for investment grade bonds. The price at which the Bonds may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent. If the rate of redemptions is great, the value of the Trust may decline to a level that requires liquidation (see "Other Information-How May the Indenture be Amended or Terminated?").

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk bonds are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any Bond default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts (if any) recovered by the Trust in payment under the defaulted Bond may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unit holder purchases or sells his Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

Obligations that are rated lower than BBB by Standard & Poor's or Fitch, or Baa by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust. See "Description of Bond Ratings" for a description of speculative ratings issued by Standard & Poor's, Moody's or Fitch.


Foreign Issuers. All of the Bonds in the Trust are issued by foreign governments. It is appropriate for investors in the Trust to consider certain investment risks that distinguish investments in bonds of foreign issuers from those of domestic issuers. Those investment risks include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the Bonds held in the Portfolio, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions (including expropriation, burdensome or confiscatory taxation and moratoriums) which might adversely affect the payment or receipt of payment of amounts due on the Bonds. Investors should realize that, although the Trust invests in U.S. dollar denominated investments, the foreign issuers which operate internationally are subject to currency risks. The value of Bonds can be adversely affected by political or social instability and unfavorable diplomatic or other negative developments. In addition, because the foreign issuers are not subject to the reporting requirements of the Securities Exchange Act of 1934, there is generally less publicly available information about the foreign issuers than a U.S. domestic issuer. Foreign issuers also are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.


The portfolio of U. S. dollar-denominated sovereign debt obligations of Argentina, Brazil, Mexico, Panama and Venezuela involves special risks. These issuers have historically experienced, and may continue to experience, periods of high rates of inflation, high interest rates, exchange rate fluctuation, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. The governmental authority that controls the repayment of a country's debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of the debt obligation. The willingness or ability to repay the principal and interest due in a timely manner may be affected by, among other factors, the country's cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the government debtor's policy towards the International Monetary Fund and the political constraints to which the government may be subject. Government debtors may default on their debt and may also be dependent on expected disbursements from foreign governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a debtor's implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the government debtor, which may further impair such debtor's ability or willingness to service its debts on a timely basis. Holders of foreign government debt, including the Trust, may be requested to participate in the rescheduling of such debt and to extend further loans to government debtors.


In the event of default, no assurance can be given that commercial banks and other lenders with loans outstanding to a foreign government will not contest payments to the holders of other government debt obligations in the event of default under their commercial bank or other institutional loan agreements. Government obligors such as Argentina, Brazil, Mexico, Panama and Venezuela, as well as other developing and emerging countries, are among the world's largest debtors to commercial banks, other governments, international financial organizations and other financial institutions. The issuers of the Bonds have, in the past, experienced substantial difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness. Restructuring arrangements have included, among other things, obtaining new credit to finance interest payments and reducing and rescheduling interest and principal payments by negotiating new or amended credit agreements or converting outstanding principal and unpaid interest to secured obligations, such as Brady Bonds. Holders of the Bonds may be requested to participate in the restructuring of such obligations and to extend further loans to their issuers. There can be no assurance that such restructuring arrangements would not adversely affect the Trust. Furthermore, participants in the secondary market for such debt may be directly involved in negotiating the terms of these arrangements and may therefore have access to information not available to other market participants.


The economies of Argentina, Brazil, Mexico, Panama and Venezuela may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position. The governments of these countries have exercised and continue to exercise substantial influence over many aspects of the private sector. In some cases, the government owns or controls many companies, including some of the largest in the country. Accordingly, government actions could have a significant effect on economic conditions in an emerging country and on market condition, prices and yields of the Bonds. Moreover, the economies of these countries are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also have been and may continue to be adversely affected by economic conditions in the countries with which they trade. With respect to any of these countries, there is the possibility of nationalization, expropriation or confiscatory taxation, political changes, government regulation, economic or social instability or diplomatic developments (including war) which could affect adversely the economies of these countries or the value of the Bonds.

In addition, the inter-relatedness of the economies in emerging countries has deepened over the years, with the effect that economic difficulties in one country often spread throughout a region or even among all or most emerging country markets, an effect that may reduce the effectiveness of any attempt by the Trust to reduce risk through diversification. No assurance can be given that the Trust will not be further adversely affected by these and similar events.

Argentina. A six-year political commitment to prudent fiscal and financial policies has weathered recession and elections, thus favorably distinguishing Argentina from some other Latin American nations, and reflecting the relative independence of economic policy from politics. The achievement of price stability and financial predictability for the first time in a generation constitutes the foundation of support for the

Convertibility Plan. The Convertibility Plan, which restricts the government's economic policy flexibility, was adopted in 1991 as a means of reestablishing the credibility and creditworthiness lost by decades of financial mismanagement and broken promises. To maintain public confidence in the commitment to the Convertibility Plan and in order to compensate for the high debt and relatively shallow financial system that are a legacy of Argentina's past, the government will be forced to exercise greater fiscal and financial discipline than is required of some other similarly-situated Latin American nations.

Lingering structural flaws in public finances, notably chronically high tax evasion, a distortionary tax code and inefficient spending policies in the provinces continue to challenge the Argentine government. A sustainable reduction in tax evasion hinges in part on an improvement in the justice system and better control of official corruption.

The positive aspects of Argentina's fiscal reform efforts are somewhat offset by the country's vulnerable external finances. The net public external debt burden is among the highest of rated sovereigns at an estimated 138% of exports for 1997. Debt service alone absorbs 43.6% of export earnings. Short-term debt is modest, but the public sector's medium-term amortization schedule is heavy, and private sector indebtedness is expected to grow. Balance of payments pressure, though receding, is still a primary factor of Argentina's public indebtedness.


An economic expansion of approximately 7%, projected for both 1997 and 1998, is expected to cut the unemployment rate to an expected 15% in early 1998. The government is struggling with labor reform and privatization. Following inconclusive negotiations regarding the loosening of labor laws, particularly decentralizing collective bargaining and facilitating dismissal, President Menem sought to change the laws by decree. However, the Supreme Court declared the decree unconstitutional, and the issue is now back in the hands of Congress. Long-term export potential and competitiveness, as well as economic growth and creditworthiness, would be reinforced by labor market reform.


Therefore, even as memories of fiscal chaos and hyperinflation recede in the seventh year of the convertibility era, Argentina's economic and credit prospects remain inextricably linked to the credibility of the government's commitment to prudent fiscal policy.


Standard & Poor's rates Argentina's long term debt, such as that acquired by the Trust, at BB as of April 1997.


Brazil. Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. As of December 31, 1995, Brazil's estimated population was 155.8 million, the fifth largest in the world. After two decades of military governments, in 1985 Brazil made a successful transition to civilian authority and democratic government. The current President, Fernando Cardoso, was elected in October 1994 and has continued his advocacy of the Plano Real, an economic stabilization program for Brazil and it's currency, the real. In connection with the Plano Real, the Cardoso administration has introduced a number of constitutional amendments and other measures designed to effect fundamental changes in Brazil's public finances, including, among others, reforms of the tax and social security systems, modification or privatization of certain state monopolies, changes in spending responsibilities of different levels of government and changes in conditions of employment in the public sector. The administration has also taken steps to further Brazil's economic liberalization process through measures to further deregulate the economy, reduce the government's fiscal deficit and encourage foreign capital investment.


During the week of November 10, 1997, the Brazilian government imposed/announced a new austerity plan, aimed at saving the real, the currency that has been central to reducing the annual inflation rate from 2,500% in 1993 to 5% in 1997. The austerity plan will raise taxes and prices of everything from fuel to beer. It will lead to the dismissal of 33,000 government workers and ban new hires. Intended to ease concerns of investors, the retrenchment measures follow a move by the Central Bank of Brazil to double short term interest rates to 46%. The government is also stepping up efforts to privatize state run industries and will attempt to accelerate the sale of $60 billion in state assets.


Government measures are expected to lead to an economic slowdown, with estimates for real growth in 1998 in the range of 0-1%. The announced tax increases and investment cutbacks will take about $18.6 billion out of the economy, amounting to nearly 3% of annual output. These measures, designed to stabilize the real and bring Brazil into the world economy as a major player, will be particularly hard on a nation that has managed to generate economic growth, even while enduring skyrocketing inflation.

If the government is stable and disciplined enough to go along with the austerity plan, Brazil will have enough resources to weather the most recent financial crisis that spread there from panicked Asian markets. Although Brazil's government lost about $10 billion in hard currency reserves since late October 1997, it has about $52 billion with which to defend the real. The investment community's vote of confidence for the government austerity plan came in the form of the recent sale of an electric utility to a Brazilian consortium at a premium of approximately 70% over the bidding floor in the privatization. Standard & Poor's rates Brazil's long-term debt, such as that acquired by the Trust, at BB- as of April 2, 1997.


Mexico. Mexico's credit standing is constrained by the vulnerability of the government's economic policy to political pressure. Mexico's new pluralism is expected to improve overall governance. Such improvement will depend on the commitment of President Zedillo's administration and the Partido Revoluncionario Institutional (PRI) to achieve political consensus toward a market-oriented economic policy. At the same time, recent strengthening of economic and especially balance of payments fundamentals, if sustained, could mitigate the credit impact of potential setbacks along the way.


Mexico's landmark electoral reform was the first of several major legislative initiatives the Mexican Congress will seek to secure broader overall participation in government. Other upcoming issues include the transparency and accountability of budgetary, privatization, auditing, and other public-sector financial processes; a more explicit definition of the powers of other branches and levels of government; and a strengthening of the very weak judicial and law enforcement apparatus. Sustained economic expansion would give Mexico a strong foundation to support other necessary reforms. The achievement of 5% annual growth would yield gains in real per capita income, still at its 1994 level, that could encourage public support for stringent reform and an orthodox economic policy. A higher rate of domestic savings would support growth and reduce external risks.


Mexico's banking system, still recovering from the most recent crisis, is still ill-equipped to meet the needs of the economy. Slow resolution of the banking crisis and blanket government backing will drive the government's cost to about 12% of 1997 gross domestic product (GDP). A gradual recovery in domestic credit in the context of conservative capital, liquidity and lending standards would permit a partial rollback of the government's guarantee for depositors and creditors. In addition, Banco de Mexico's (Banxico) still weak credibility requires broader political support for its autonomy, even in the face of the potential volatility of the peso.

Conservative fiscal policy remains the cornerstone of Mexico's recovery from the peso crisis. The 1998 budget deficit is expected to be close to the government's projected 1.3% of gross domestic product, with net debt declining to about 25% of GDP in 1997 from 39% in 1995. A manageable net external debt burden, which has been halved since 1994 to an estimated 85% of exports in 1997, is owed primarily to a surge in exports.

A strong relationship with the United States has been beneficial for Mexico. Close ties with the U.S. afford financial support, provide special assistance on bilateral issues such as narcotics and trade, and fuel exports and direct investment. Mexico has already repaid the $50 billion financial package it received from the U.S. and other nations during the peso crisis in 1994, and it has regained access to the international markets.


Standard & Poor's rates Mexico's long term debt, such as that acquired by the Trust, at BB as of November 12, 1997.


Panama. Panama is distinguished by its strategic geographic location, the presence of the Panama Canal and the Colon Free Trade Zone, historically close ties with the United States and a unique monetary regime anchored by the use of the U.S. dollar as legal tender. Since winning the 1994 national elections, the coalition government of President Ernesto Perez Balladares has implemented an ambitious agenda of economic reforms intended to gradually eliminate the long-standing inefficiencies that constrain Panama's development.

The defining feature of the Panamanian tax system has traditionally been the abundance of tax incentives, exemptions and special regimes. The Tax Incentive Harmonization Law passed in June 1995 reduced the tax-preferred status of the agricultural sector, compressed income tax brackets, scaled back subsidized mortgage lending by public sector banks and extended the reach of the capital gains tax. The law should encourage investment in the medium term, but will have limited fiscal impact, since it does not address the most important tax-induced distortion, the exemption of services from the value-added tax (VAT).

Instead of extending the VAT, the government will target current expenditure to moderate the fiscal deficit. The wage bill accounted for over 45% of the government's total outlay in 1996. Attempts to modify the public sector employment and compensation system are underway, but are likely to be impeded by influential unions. The reform of the social security agency which supplies pension benefits and universal health coverage is also critical to the sustainability of Panama's fiscal position. At the current pace, the social security system will be showing cash deficits as early as 2005, with the current system already showing an actuarial deficit of no less than $1.8 billion (over 20% of the 1996 GDP). The government is currently struggling to reform this system and is allowing the social security agency to diversify it's assets, currently held in bank deposits, in an attempt to boost returns.

Given the relative inflexibility of current expenditure, the government has frequently resorted to cuts in its infrastructure development to achieve its fiscal objectives. Revenues from the privatization of public enterprises and the sell off of other public assets, which could exceed $1 billion through 2000, will be deposited in a fund whose proceeds will finance infrastructure investment and, possibly, be used to retire the public debt.

Under Panama's monetary system which uses the U.S. dollar as legal tender, the link between money supply and domestic credit is weaker than in other sovereigns, because the demand for credit can be met by Panamanian banks or by foreign banks taking advantage of the country's dollar economy. Panama's inability to alter its own monetary supply makes the role of foreign banks, which can extend credit at times when the supply of domestic money recedes, more important, because the foreign banks' lending policies will mitigate or reinforce the effects of economic cycles. Interest rates are therefore largely determined by international rates. Because of Panama's unique monetary system, as of 1996, approximately 70% of the public sector debt is held by external creditors. In 1989, the central government had a $1 billion overdraft at the National Bank of Panama (the National Bank), contributing to the near collapse of the National Bank, which reflected the difficulties of making payments under the U.S. embargo at the height of the Noriega period. Since then, the government formalized a repayment schedule and has been buying back outstanding Brady Bonds with bonds created in Panama's 1996 debt restructuring. The sales show investor confidence, since the new bonds are not collateralized. The Torrijos-Carter Treaties of 1977 provided for the return of ownership and control of the Panama Canal. Operation and management of the Canal and its facilities has gradually reverted and will be complete by December 31, 1999. The Panama Canal continues to be the busiest waterway in the world, but it faces increasing competition from land-only transhipment routes and from prospective dry canals in Central America. The canal is the fastest way to cross the continent, but it also the most expensive, and while its efficiency remains unblemished, it is operating close to or above capacity in recent years and will require an improvement of the installations. Construction is already in progress, which will be paid for by tolls.


Standard & Poor's rates Panama's long term debt, such as that acquired by the Trust, at BB+ as of November 14, 1997.


Venezuela. Venezuela is characterized by growing external financial flexibility, reflecting the near-term impact of high oil prices coupled with increased oil output. Heavy investment is expected to underpin a near doubling of oil output and exports over the next decade. The government's austerity program is also expected to contribute to Venezuela's financial picture, with growing central bank reserves producing a projected decline in net public external debt to 26% of exports in 1997 from 95% in 1995. Venezuela's improved external finances should be sustainable over the medium term.

Approximately $2 billion in public sector assets were privatized in 1996, and the sale of aluminum and steel sector companies in 1997 and 1998 is expected. When coupled with rising investment in energy and other sectors, including foreign direct investment, this privatization will improve longer term growth prospects.

The Venezuelan government has taken the initial steps toward restructuring the public sector. Recent reform of the severance payments system will cost about 15% of the GDP, but will ultimately allow for the downsizing of the public sector. Steady increases of more than 50% in tax compliance value-added tax receipts in the past two years and public sector price increases will also reinforce public finances. Excessive fixed expenditures on interest and personnel, a still-narrow tax base and high levels of tax exemption are problems that still characterize the structural flaws of the public finance system. Although the aforementioned reforms and higher oil prices should support budgetary balance, declining oil prices and increased social spending could quickly reverse this improvement. Public finance reform is particularly vulnerable to oil revenues, as Venezuela's is dependent upon oil for nearly 50% of its fiscal revenues and 80% of its exports.

Moderate support for market-oriented economic policies in the context of 12% unemployment, the sharp shrinkage of purchasing power in the last two years, and declining public services may weaken further as elections in 1998 draw closer. This is exemplified by a 70% public sector wage increase granted early in 1997. Reducing inflation will be complicated by such wage increases and a likely depreciation of the bolivar. Inflation was expected to reach more than 40% by the end of 1997. The government's need to accommodate popular pressure may threaten budgetary, privatization and structural reforms.


Standard & Poor's rates Venezuela's long term debt, such as that acquired by the Trust, at B+ as of June 5, 1997.



Liquidity. All the Bonds in the Trust have been registered under the Securities Act of 1933. The Bonds are not listed on a U.S. securities exchange. Whether or not the Bonds are listed, the principal trading market for the Bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent.



Exchange Controls. On the basis of the best information available to the Sponsor at the present time, none of the Bonds are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of amounts due on the Bonds. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Bonds in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.



Jurisdiction Over, and U.S. Judgments Concerning, Foreign Obligors. The issuers of the Bonds have not submitted to the jurisdiction of U.S. courts for purposes of lawsuits relating to those Bonds. The Trust, as a holder of those obligations, may not be able to assert its rights in U.S. courts under the documents pursuant to which the Bonds are issued. Even if the Trust obtains a U.S. judgment against a foreign obligor, there can be no assurance that the judgment will be enforced by a court in the country in which the foreign obligor is located. In addition, a judgment for money damages by a court in the United States if obtained, will ordinarily be rendered only in U.S. dollars. It is not clear, however, whether, in granting a judgment, the rate of conversion of the applicable foreign currency into U.S. dollars would be determined with reference to the due date or the date the judgment is rendered. Courts in other countries may have rules that are similar to, or different from, the rules of U.S. courts.



General. The Trust may consist of Bonds which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in restructurings or borrowing transactions which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the Bonds and the value of the underlying Trust portfolio being reduced. See "Rights of Unit Holders-How May Bonds be Removed from the Trust?" In addition, as the Trust contains only five Bonds, a default by any one issuer will negatively impact the amount of interest received by the Trust.


Certain of the Bonds in the Trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in the Trust may be original issue discount bonds or zero coupon bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "What is the Federal Tax Status of Unit Holders?" The current value of an original discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity. The effect of owning deep discount zero coupon bonds which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon bonds are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the Bonds in the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trust were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Bonds are eligible for redemption. See "Rights of Unit Holders-How May Bonds be Removed from the Trust?" and "Other Information-How May the Indenture be Amended or Terminated?"

Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. Certain of the Bonds contained in the Trust may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.


The contracts to purchase Bonds delivered to the Trustee represent obligations by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trust. Contracts are typically settled and the Bonds delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Bonds of the Trust relating to "when, as and if issued" Bonds or other Bonds with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in the section for the Trust entitled "Portfolio." Interest on "when, as and if issued" and delayed delivery Bonds begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Bonds have not yet been issued, as of the Initial Date of Deposit the Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Bonds or that the delivery of such Bonds or the delayed delivery Bonds may be delayed. If such Bonds, or replacement bonds described below, are not acquired by the Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return shown in "Special Trust Information" may be reduced.


In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified bonds ("New Bonds") to make up the original corpus of the Trust. The New Bonds must be purchased within twenty days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The New Bonds (i) must satisfy the criteria previously described for Bonds originally included in the Trust, (ii) must have a fixed maturity date of at least seven years, but not exceeding the maturity date of the Failed Bonds, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds. Whenever a New Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the New Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the New Bond plus accrued interest. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire New Bonds in the event of a failed contract, the Sponsor shall refund the sales charge attributable to such failed contract to all Unit holders of the Trust, and the principal and accrued interest (at the coupon rate of the relevant Bond to the date the Sponsor is notified of the failure) attributable to such failed contract shall be distributed not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders of the Trust. Unit holders should be aware that at the time of the receipt of such refunded principal they may not be able to reinvest such principal in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unit holders had the Failed Bond been delivered to the Trust. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor.

To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Trust. Such litigation may affect the validity of such Bonds. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

Each Unit initially offered represents that fractional undivided interest in the Trust as is set forth in the "Summary of Essential Information" for the Trust. To the extent that any Units of the Trust are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by such fraction will remain substantially unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement.

What are Estimated Long-Term Return and Estimated Current Return?

At the opening of business on the Initial Date of Deposit, the Estimated Current Return and the Estimated Long-Term Return are as set forth in "Summary of Essential Information." Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Any change in either the Estimated Net Annual Interest Income per Unit or the Public Offering Price will result in a change in the Estimated Current Return. The Public Offering Price will vary in accordance with fluctuations in the prices of the underlying Bonds and the Net Annual Interest Income per Unit will change as Bonds are redeemed, paid, sold or exchanged in certain refundings or as the expenses of the Trust change. Therefore, there is no assurance that the Estimated Current Return indicated in "Summary of Essential Information" will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration and determines and factors in the relative weightings of the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust; and (2) takes into account a compounding factor and the expenses and sales charge associated with each Unit of the Trust. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the Estimated Long-Term Return indicated in "Summary of Essential Information" will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Initial Date of Deposit. Neither rate reflects the true return to Unit holders, which is lower, because neither includes the effect of certain delays in the distributions to Unit holders.

Record Dates for the distribution of interest under the semi-annual distribution plan are the fifteenth day of June and December with the Distribution Dates being the last day of the month in which the related Record Date occurs. It is anticipated that an amount equal to approximately one-half of the amount of net annual interest income per Unit will be distributed on or shortly after each Distribution Date to Unit holders of record on the preceding Record Date. See "Summary of Essential Information" for the Trust.

Record Dates for monthly distributions of interest are the fifteenth day of each month. The Distribution Dates for distributions of interest under the monthly plan is the last day of each month in which the related Record Date occurs. All Unit holders will receive the first distribution of interest regardless of the plan of distribution chosen and all Unit holders will receive such distributions, if any, from the Principal Account as are made as of the Record Dates for monthly distributions.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unit holders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders-How are Interest and Principal Distributed?"

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unit holders and since such Account is non-interest-bearing to Unit holders, the Trustee benefits thereby.


Are Unit Holders Subject to Foreign Withholding Tax?



Certain of the Bonds are subject to non-U.S. ("foreign") withholding taxes. If the Trust obtains a certificate from an issuer evidencing payment of foreign withholding taxes with respect to a Bond, the Trust will so notify Unit holders. A Unit holder is required to include in his gross income the entire amount of interest paid on his pro rata portion of the Bond including the amount of tax withheld therefrom and the amount of any Additional Payment. However, if the foreign tax withheld constitutes an income tax for which U.S. foreign tax credits may be taken, the Unit holder may be able to obtain applicable foreign tax credits (subject to statutory limitations) or deductions. (See "What is the Federal Tax Status of Unit Holders?")


What is the Federal Tax Status of Unit Holders?

For purposes of the following discussion and opinion, it is assumed that interest on the Bonds is included in gross income for Federal income tax purposes and that the Bonds are debt for Federal income tax purposes.

In the opinion of Chapman and Cutler, Counsel for the Sponsor, under existing law:

(1) The Trust is not an association taxable as a corporation for Federal income tax purposes.

(2) Each Unit holder of the Trust is considered to be the owner of a pro rata portion of each of the Trust assets under subpart E, subchapter J of chapter 1 of the Internal Revenue Code of 1986 (hereinafter the "Code"). Each Unit holder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust. Each Unit holder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Bonds held by the Trust at the same time and in the same manner as though the Unit holder were the direct owner of such interest.

(3) Each Unit holder will have a taxable event when a Bond of the Trust is disposed of whether by sale, liquidation, redemption, or payment at maturity or otherwise, or when the Unit holder redeems or sells his Units. The Unit holder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust's assets according to value as of the valuation date nearest the date of acquisition of the Units. Unit holders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unit holders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unit holder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unit holder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Bond which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unit holder elects to include market discount in income as it accrues) and the basis of each Unit and of each Bond which was purchased by the Trust at a premium must be reduced by the annual amortization of bond premium which the Unit holder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unit holder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unit holders during such year, unless the original issue discount on a Bond is less than a "de minimis" amount as determined under Treasury Regulations. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unit holders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unit holders may be required to treat some or all of the expenses paid by the Trust as miscellaneous itemized deductions subject to this limitation.

If a Unit holder's tax basis of his pro rata portion in any Bonds held by the Trust exceeds the amount payable by the issuer of the Bonds with respect to such pro rata interest upon maturity of the Bond, such excess would be considered premium which may be amortized by the Unit holder at the Unit holder's election as provided in Section 171 of the Code. Unit holders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

Certain of the Bonds in the Trust may have been acquired with "original issue discount." In the case of any Bonds in the Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unit holders on an accrual basis computed daily, without regard to when payments of interest on such Bonds are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Bonds. Unit holders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Bond by the Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unit holder if the tax basis of his pro rata portion of a Bond issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unit holders should also consult their tax advisers regarding these special rules.

It is possible that a Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

If a Unit holder's tax basis in his pro rata portion of Bonds is less than the allocable portion of such Bond's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unit holder elects to calculate accrued market discount under a constant yield method. Unit holders should consult their tax advisers as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unit holders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Bonds, on the sale, maturity or disposition of such Bonds by the Trust, and on the sale by a Unit holder of Units, unless a Unit holder elects to include the accrued market discount in taxable income as such discount accrues. If a Unit holder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expenses incurred by the Unit holder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unit holders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The tax basis of a Unit holder with respect to his interest in a Bond is increased by the amount of original issue discount (and market discount, if the Unit holder elects to include market discount, if any, on the Bonds held by the Trust in income as it accrues) thereon properly included in the Unit holder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unit holder has properly elected to amortize under Section 171 of the Code. A Unit holder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.


A Unit holder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Bond is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. As previously discussed, gain realized on the disposition of the interest of a Unit holder in any Bond deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a Bond by the Trust or the disposition of Units by a Unit holder will be short-term capital gain or loss unless the Unit holder has held his Units for more than one year in which case such capital gain or loss will be long-term. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. In addition, it should be noted that various legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing taxable gain when his or her Units are redeemed for an amount equal to or less than his original cost.

The 1997 Tax Act treats certain transactions designed to eliminate or reduce risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forwards contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisers with regard to any such constructive sales rules and the effect of the 1997 Tax Act on their investment in a Unit.


If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Bonds represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unit holder to include market discount in income as it accrues) as previously discussed.


A Unit holder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States Federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Bond or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), and the Bond is issued after July 18, 1984 then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Bond and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Bond, (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and
(iv) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). It should be noted that interest on securities issued by most foreign corporations that do not engage in a trade or business in the United States is not considered United States source income; accordingly, condition (ii) above would not be required to be satisfied for the interest income (including any original issue discount) to be exempt from United States Federal income taxes including withholding taxes. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.


It should be noted that payments to the Trust of interest on the Bonds of foreign governments may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any interest withheld as a result thereof may nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes.

It should be noted that the Revenue Reconciliation Act of 1993 included a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Each Unit holder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unit holder's taxpayer identification number to the trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder including amounts received upon the redemption of the Units will be subject to back-up withholding.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to United States Federal and New

York State and City income taxes; Unit holders may be subject to foreign, state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unit holders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.


Why are Investments in the Trust Eligible for Retirement Plans?



Units of the Trust are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.


What are the Expenses and Charges?


With the exception of bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in the amount set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Certain of the expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.


First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.

The Evaluator will receive an evaluation fee as set forth in "Summary of Essential Information." The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. After the first year the Trustee will receive for its ordinary recurring services to the Trust a fee as indicated in "Special Trust Information" for the Trust. During the first year the Trustee has agreed to lower its fee and, to the extent necessary, pay expenses of the Trust in the amount, if any, stated under "Special Trust Information" for the Trust. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders." The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and above described fees are payable monthly on or before each Distribution Date from the Interest Account of the Trust to the extent funds are available and then from the Principal Account of the Trust. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services and supervisory services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed five years from the Initial Date of Deposit. The following additional charges are or may be incurred by the
Trust: all expenses (including legal and annual auditing expenses) of the Trustee incurred by or in connection with its responsibilities under the Indenture, except in the event of negligence, bad faith or willful misconduct on its part; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Bonds or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); and expenditures incurred in contacting Unit holders upon termination of the Trust. The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds of the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts of the Trust.

Unless the Sponsor determines that such an audit is not required, the Indenture requires the accounts of the Trust shall be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $.50 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.


                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds in the Trust a sales charge of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested). Also added to the Public Offering Price is a proportionate share of interest accrued but unpaid on the Bonds after the First Settlement Date to the date of settlement. See "How Is Accrued Interest Treated?" During the initial offering period, the Sponsor's Repurchase Price is equal to the Evaluator's determination of the aggregate offering price of the Bonds in the Trust.


The applicable sales charge is reduced by a discount as indicated below for volume purchases:

Total Dollar Amount                    Discount
of Transaction                         per Unit
___________________                    ________
$  100,000 to $249,999                 0.25%
$  250,000 to $499,999                 0.50%
$  500,000 to $999,999                 0.75%
$1,000,000 or more                     1.00%

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent. This reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from the Underwriter or any one broker/dealer, bank or other selling agent. For purposes of calculating the applicable sales charge, purchases of Units in the Trust will not be aggregated with any other purchases by the same person of units in any series of tax-exempt or other unit investment trusts sponsored by Nike

Securities L.P. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust or single fiduciary account. In addition, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, Underwriter, broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor may purchase Units of the Trust during the initial and secondary offering periods at the Public Offering Price less the concession the Sponsor typically allows broker/dealers.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to broker/dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.


The Public Offering Price of Units of the Trust for secondary market purchases will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds in the Trust the appropriate sales charge determined in accordance with the schedule set forth below, based upon the number of years remaining to the maturity of each Bond in the portfolio of the Trust, adjusting the total to reflect the amount of any cash held in or advanced to the principal account of the Trust and dividing the result by the number of Units of the Trust then outstanding. The maximum sales charge on Units will be 5.0% of the Public Offering Price (equivalent to 5.263% of the net amount invested). For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature.


The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the various Bonds in the Trust based upon the maturities of such bonds, in accordance with the following schedule:

                                       Secondary Offering Period
                                             Sales Charge
                                       _________________________
                                       Percentage           Percentage
                                       of Public            of Net
                                       Offering             Amount
Years to Maturity                      Price                Invested
_________________                      __________           __________
Less than 1                            1.00%                1.010%
1 but less than 2                      1.50                 1.523
2 but less than 3                      2.00                 2.041
3 but less than 4                      2.50                 2.564
4 but less than 5                      3.00                 3.093
5 but less than 6                      3.50                 3.627
6 but less than 7                      4.00                 4.167
7 but less than 8                      4.50                 4.712
8 or more                              5.00                 5.263

There will be no reduction of the sales charges for volume purchases for secondary market transactions. A dealer will receive from the Sponsor a dealer concession of 70% of the total sales charges for Units sold by such dealer and dealers will not be eligible for additional concessions for Units sold pursuant to the above schedule.

On the Initial Date of Deposit, the Public Offering Price is as indicated in the "Summary of Essential Information." In addition to fluctuations in the amount of interest accrued but unpaid on Bonds in the Trust, the Public Offering Price at any time during the initial offering period will vary from the Public Offering Price stated herein in accordance with fluctuations in the prices of the underlying Bonds.

The aggregate price of the Bonds in the Trust is determined by whomever from time to time is acting as evaluator (the "Evaluator"), on the basis of bid prices or offering prices as is appropriate, (1) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust; (2) if such prices are not available for any of the Bonds, on the basis of current market prices for comparable bonds; (3) by determining the value of the Bonds by appraisal; or (4) by any combination of the above.

During the initial public offering period, a determination of the aggregate price of the Bonds in the Trust is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination.

The Public Offering Price of the Units during the initial offering period is equal to the offering price per Unit of the Bonds in the Trust plus the applicable sales charge. After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the bid price per Unit of the Bonds in the Trust plus the applicable sales charge. The offering price of Bonds in the Trust may be expected to be greater than the bid price of such Bonds by approximately 1-3% of the aggregate principal amount of such Bonds.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units Be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?


During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Bonds are deposited by the Sponsor, Units will be offered to the public at the Public Offering Price, computed as described above, by the Sponsor and through broker/dealers and others. The initial offering period may be up to approximately 360 days. During this period, the Sponsor may deposit additional Bonds in the Trust and create additional Units. Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There Be a Secondary Market?") may be offered by this Prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to broker/dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price per Unit.

However, resales of Units of the Trust by such dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated in the second preceding sentence. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

A comparison of estimated current returns and estimated long-term returns with the returns on various investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on investments such as U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

What are the Sponsor's and Underwriter's Profits?


The Sponsor of the Trust will receive a gross sales commission equal to 4.9% of the Public Offering Price of the Units of the Trust (equivalent to 5.152% of the net amount invested), less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" See "Underwriting" for information regarding the receipt of excess gross sales commissions by the Sponsor from the Underwriter and additional concessions available to the Underwriter, broker/dealers and others. In addition, the Sponsor may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for the Trust, in the amount of any difference between the cost of the Bonds to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Bonds of the Trust on the Initial Date of Deposit as well as subsequent dates of deposit) and the cost of such Bonds to the Sponsor. See "Underwriting" and Note 1 of "Notes to Portfolio." Such profits or losses may be realized or sustained by the Sponsor with respect to Bonds which were acquired by the Sponsor from underwriting syndicates of which it was a member. During the initial offering period, the Underwriter also may realize profits or sustain losses from the sale of Units to broker/dealers or as a result of fluctuations after the Initial Date of Deposit or subsequent dates of deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Sponsor.



In maintaining a market for the Units, the Sponsor and the Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased (based on the bid prices of the Bonds in the Trust) and the price at which Units are resold (which price is also based on the bid prices of the Bonds in the Trust and includes a maximum sales charge of 5.0%) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor or the Underwriter.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor and the Underwriter intend to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Bonds in the portfolio of the Trust plus interest accrued to the date of settlement. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator, the other expenses of the Trust and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

Prospectuses relating to certain other bond funds indicate an intention, subject to change, on the part of the respective sponsors of such funds to repurchase units of those funds on the basis of a price higher than the BID prices of the securities in the funds. Consequently, depending upon the prices actually paid, the repurchase price of other sponsors for units of their funds may be computed on a somewhat more favorable basis than the repurchase price offered by the Sponsor for Units of the Trust in secondary market transactions. As in this Trust, the purchase price per unit of such bond funds will depend primarily on the value of the securities in the portfolio of the fund.

                         RIGHTS OF UNIT HOLDERS

How are Certificates Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units is evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

Interest from the Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unit holder of record as of the First Settlement Date (see "How is Accrued Interest Treated?") will be distributed on or shortly after the last day of each month on a pro rata basis to Unit holders of record as of the preceding Record Date who are entitled to distributions at that time under the plan of distribution chosen. All distributions for the Trust will be net of applicable expenses for the Trust.

The pro rata share of cash in the Principal Account of the Trust will be computed as of the fifteenth day of each month, and distributions to the Unit holders of the Trust as of such Record Date will be made on or shortly after the last day of each month. Proceeds from the disposition of any of the Bonds of the Trust received after such Record Date and prior to the following Distribution Date will be held in the Principal Account of the Trust and not distributed until the next Distribution Date. The Trustee is not required to make a distribution from the Principal Account of the Trust unless the amount available for distribution shall equal at least $.01 per Unit.

The Trustee will credit to the Interest Account of the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest. Other receipts will be credited to the Principal Account of the Trust. The distribution to the Unit holders of the Trust as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the holder's pro rata share of the estimated annual income of the Trust after deducting estimated expenses. Except through an advancement of its own funds, the Trustee has no cash for distribution to Unit holders until it receives interest payments on the Bonds in the Trust. The Trustee shall be reimbursed, without interest, for any advances from funds in the Interest Account of the Trust on the ensuing Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase under the applicable plan of distribution. The Trustee is not required to pay interest on funds held in the Principal or Interest Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds).

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account of the Trust and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account of the Trust such amounts as may be necessary to cover redemption of Units of the Trust by the Trustee.

PURCHASERS OF UNITS WHO DESIRE TO RECEIVE DISTRIBUTIONS ON A SEMI-ANNUAL BASIS MAY ELECT TO DO SO AT THE TIME OF PURCHASE DURING THE INITIAL PUBLIC OFFERING PERIOD. THOSE NOT SO INDICATING WILL BE DEEMED TO HAVE CHOSEN THE MONTHLY DISTRIBUTION PLAN. However, all Unit holders purchasing Units during the initial public offering period and prior to the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the fifteenth day of each month and Record Dates for semi-annual distributions will be the fifteenth day of June and December. Distributions will be made on the last day of the month of the respective Record Date.

The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each year, approximately six weeks prior to the end of May, the Trustee will furnish each Unit holder a card to be returned to the Trustee not more than thirty nor less than ten days before the end of such month. Unit holders desiring to change the plan of distribution in which they are participating may so indicate on the card and return same, together with their certificate, to the Trustee. If the card and certificate are returned to the Trustee, the change will become effective as of June 16 of that year. If the card and certificate are not returned to the Trustee, the Unit holder will be deemed to have elected to continue with the same plan for the following twelve months.

How Can Distributions to Unit Holders be Reinvested?

Universal Distribution Option. Unit holders may elect participation in a Universal Distribution Option which permits a Unit holder to direct the Trustee to distribute principal and interest payments to any other investment vehicle of which the Unit holder has an EXISTING account. For example, at a Unit holder's direction, the Trustee would distribute automatically on the applicable distribution date interest income, capital gains or principal on the participant's Units to, among other investment vehicles, a Unit holder's checking, bank savings, money market, insurance, reinvestment or any other account. All such distributions, of course, are subject to the minimum investment and sales charges, if any, of the particular investment vehicle to which distributions are directed. The Trustee will notify the participant of each distribution pursuant to the Universal Distribution Option. The Trustee will distribute directly to the Unit holder any distributions which are not accepted by the specified investment vehicle. A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Universal Distribution Option and receive directly future distributions on his Units.

What Reports Will Unit Holders Receive?

The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of the Trust of record, a statement as to (1) the Interest Account: interest received by the Trust (including amounts representing interest received upon any disposition of Bonds of the Trust), deductions for payment of applicable taxes and for fees and expenses of the Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) the Principal Account: the dates of disposition of any Bonds of the Trust and the net proceeds received therefrom, deduction for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) the Bonds held and the number of Units of the Trust outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) the amounts actually distributed during such calendar year from the Interest Account and from the Principal Account of the Trust, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Bonds in their Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account of the Trust or, if the balance therein is insufficient, from the Principal Account of the Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account of the Trust.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in the Trust while the Public Offering Price of Units during the initial offering period will be determined on the basis of the offering price of the Bonds of the Trust as of the close of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in the Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current BID prices of the Bonds in the Trust) by the amount shown under "Summary of Essential Information." The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the bid prices of the Bonds, and (3) accrued interest on the bonds, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation then being made. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust, (2) on the basis of bid prices for bonds comparable to any Bonds for which bid prices are not available, (3) by determining the value of the Bonds by appraisal, or (4) by any combination of the above.

The difference between the bid and offering prices of such Bonds may be expected to average 1-3% of the principal amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1% and, in the case of inactively traded bonds, such difference usually will not exceed 4%. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder. At the opening of business on the Initial Date of Deposit, the aggregate current offering price of such Bonds per Unit exceeded the Redemption Price per Unit (based upon current bid prices of such Bonds) by the amount indicated in the "Summary of Essential Information."

The Trustee is empowered to sell underlying Bonds in the Trust in order to make funds available for redemption. To the extent that Bonds are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units.

How May Units be Purchased by the Sponsor or Underwriter?

The Trustee shall notify the Sponsor and Underwriter of any tender of Units for redemption. If the Sponsor's or Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the next succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor or Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor or Underwriter.

How May Bonds be Removed from the Trust?


The Trustee, in its sole discretion, is empowered to sell underlying Bonds of a Trust in order to make funds available for the redemption of Units of such Trust or to provide for the payment of expenses of such Trust for which funds are not available. The Depositor shall maintain with the Trustee a current list of Bonds held in each Trust designated to be sold for such purposes. As described in the following paragraph, the Trustee may also sell Bonds in the Trust which are in default in the payment of principal or interest or in significant risk of such default where, in the Sponsor's opinion, such sale is in the best interests of Unit holders or no other alternative exists. In addition, at the Sponsor's request, the Trustee shall sell Bonds of a Trust if factors arise which, in the Sponsor's opinion, adversely affect the tax or exchange control status of the Bonds. See "Rights of Unit Holders-How May Units be Redeemed?" The Trustee may from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Bonds from the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.


If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor, within thirty days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

The Sponsor shall instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the written opinion of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future. Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder of the affected Trust, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this paragraph and under "What is the FT Series?" for Failed Bonds, the acquisition by the Trust of any securities other than the Bonds initially deposited is prohibited.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?


First Miami Securities, Inc., headquartered in North Miami Beach, Florida, specializes in fixed income securities including tax free municipals, U.S. Treasuries and dollar-denominated global debt issues. F.M.S. was established in 1977 and currently has 50 brokers who service clients nationwide.


Who is the Sponsor?


Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust, and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P. was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any broker/dealers. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the portfolio or the Insurance Policy. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Muller Data Corporation, 395 Hudson Street, New York, New York 10014. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units of the Trust issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except for the substitution of certain refunding securities for Bonds or New Bonds for Failed Bonds. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.


The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of the Bonds initially deposited in the Trust during the primary offering period or by the Trustee in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the underwriters, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the underwriters, the Sponsor will refund to each purchaser of

Units of the Trust the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond September 30, 2027. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder of the Trust (including the Sponsor if it then holds any Units), upon surrender for cancellation of his Certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust, all as provided in the Indenture.


Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, will act as counsel for the Trustee and as special counsel for the Trust for New York tax matters.

Experts

The statement of net assets, including the portfolio, of the Trust on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter named below has purchased Units in the following amount:

                                                                                              Number
Name                                       Address                                            of Units
____                                       _______                                            ________
UNDERWRITER
First Miami Securities, Inc.               20660 W. Dixie Highway
                                           North Miami Beach, FL 33180                        250
                                                                                              ========

On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"

The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Sponsor will receive from the Underwriter the difference between the gross sales commission and the Underwriter concession listed below. The Underwriter concession will be calculated as a percentage of the Public Offering Price per Unit according to the following schedule:

Public Offering Price                                         Concession
_____________________                                         __________
Less than $5,000,000                                          3.5%
$5,000,000 but less than $7,500,000                           3.7%
$7,500,000 but less than $10,000,000                          3.9%
$10,000,000 or more                                           4.0%

From time to time the Sponsor may implement programs under which Underwriter and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to the Underwriter or qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                               The Latin American Government Income Trust

Special Trust Information
                                                                                      Monthly             Semi-Annually
                                                                                      _______             _____________
Calculation of Estimated Net Annual Unit Income
        Estimated Annual Interest Income per Unit                                     $    99.00          $  99.00
        Less: Estimated Annual Expense per Unit                                       $     4.54          $   4.04
        Estimated Net Annual Interest Income per Unit                                 $    94.46          $  94.96
Calculation of Interest Distribution per Unit
        Estimated Net Annual Interest Income per Unit                                 $    94.46          $  94.96
        Divided by 12 and 2, respectively                                             $     7.87          $  47.48
Estimated Daily Rate of Net Interest Accrual per Unit                                 $  .262402          $.263791
Estimated Current Return Based on Public Offering Price (1)                                 9.08%             9.13%
Estimated Long-Term Return Based on Public Offering Price (1)                               9.22%             9.27%
CUSIP                                                                                 30264N 131               149

_________________

(1) The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee, the Portfolio Supervisor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust; and (2) takes into account a compounding factor and the expenses and sales charge associated with each Unit of the Trust. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return indicated above will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price. Neither rate reflects the true return to Unit holders, which is lower, because neither includes the effect of certain delays in distributions to Unit holders. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Sponsor at no charge.


Trustee's Annual Fee $1.82 and $1.37 per Unit, exclusive of expenses of the Trust, for those portions of the Trust under the monthly and semi-annual plans, respectively, commencing January 6, 1998.

Distributions

First distribution of $9.45 and $9.50 per Unit under the monthly and semi-annual distribution plans, respectively, will be paid on February 27, 1998 to Unit holders of record on February 15, 1998.

Regular monthly distributions of $7.87 per Unit will begin on March 31, 1998 to monthly Unit holders of record on March 15, 1998.

A partial distribution of $31.65 per Unit will be paid on June 30, 1998 to semi-annual Unit holders of record on June 15, 1998.

Regular semi-annual distributions of $47.48 per Unit will begin on December 31, 1998 to semi-annual Unit holders of record on December 15, 1998.

What is The Latin American Government Income Trust?


The Latin American Government Income Trust consists of five obligations. Each obligation represents 20% of the aggregate principal amount of the Bonds in the Trust. One obligation representing 20% of the aggregate principal amount of the Bonds in the Trust was purchased at a premium over par value. 20% and 80% of the aggregate principal amount of the Bonds in the Trust will mature in 2026 and 2027, respectively. See "What is The FT Series?"

                               The Latin American Government Income Trust
                                                                Portfolio


                                               At the Opening of Business
              On the Initial Date of Deposit of the Bonds-January 6, 1998


Aggregate         Issue and County of Issuer Represented by                                   Cost to
Principal         Sponsor's Contracts to Purchase Bonds (1)                     Rating (2)    the Trust
__________        _________________________________________                     __________    _________
$ 50,000          Republic of Argentina, 9.75%,                                 BB            $ 48,000
                  Due 09/19/2027
  50,000          Federative Republic of Brazil, 10.125%,                       BB-             47,125
                  Due 05/15/2027
  50,000          United Mexican States, 11.50%,                                BB              60,125
                  Due 05/15/2026
  50,000          Republic of Panama, 8.875%,                                   BB+             47,125
                  Due 09/30/2027
  50,000          Republic of Venezuela, 9.25%,                                 B+              44,875
                  Due 09/15/2027
_________                                                                                     _________
$250,000                                                                                      $247,250
=========                                                                                     =========

(1) Sponsor's contracts to purchase Bonds were entered into on January 5, 1998. All contracts to purchase Bonds are expected to be settled on or prior to January 9, 1998.

Other information regarding the Bonds in the Trust on the Initial Date of Deposit is as follows:

Aggregate                                                 Annual
Offering        Cost of       Profit Or                   Interest
Price of        Bonds to      (Loss) to     Bid Price     Income
Bonds           Sponsor       Sponsor       of Bonds      to Trust
_________       ________      _________     _________     ________
$247,250        $248,875      $(1,625)      $246,625      $24,750

Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Offering and Bid Prices of Bonds were determined by Muller Data Corporation.

(2) Rating by Standard & Poor's. Such ratings were obtained from a bond information reporting service.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
The Latin American Government Income Trust


We have audited the accompanying statement of net assets, including the portfolio, of FT 232, comprised of The Latin American Government Income Trust, as of the opening of business on January 6, 1998. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on January 6, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 232, comprised of The Latin American Government Income Trust, at the opening of business on January 6, 1998 in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP


Chicago, Illinois
January 6, 1998

                                                  Statement of Net Assets

                               THE LATIN AMERICAN GOVERNMENT INCOME TRUST
                                                                   FT 232

                                        At the Opening of Business on the
                                  Initial Date of Deposit-January 6, 1998


                                                 NET ASSETS
Delivery statements relating to Sponsor's contracts to purchase bonds (1)(2)                                  $247,250
Accrued interest on underlying bonds (2)(3)                                                                      5,601
Organizational and offering costs (4)                                                                           35,000
                                                                                                              ________
                                                                                                               287,851
Less distributions payable (3)                                                                                  (5,601)
Less accrued organizational and offering costs (4)                                                             (35,000)
                                                                                                              _________
Net assets                                                                                                    $247,250
                                                                                                              =========
Outstanding units                                                                                                  250

                                           ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                         $259,989
Less gross commissions (5)                                                                                     (12,739)
                                                                                                              _________
Net assets                                                                                                    $247,250
                                                                                                              =========

                    NOTES TO STATEMENT OF NET ASSETS

(1) The aggregate offering price of the Bonds in the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.

(2) Pursuant to delivery statements relating to contracts to purchase Bonds, an irrevocable letter of credit has been deposited in the Trust as collateral. The amount of available letter of credit and the amount expected to be utilized for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the Bonds to be purchased, (b) accrued interest on those Bonds to the Initial Date of Deposit, and (c) accrued interest on those Bonds from the Initial Date of Deposit to the expected dates of delivery of the Bonds.

                                                                                                                 Accrued
                                                                                 Aggregate       Accrued         Interest to
                                                     Letter of Credit            Offering        Interest to     Expected
                                                                   To be         Price of        Date of         Dates of
Trust                                                Available     Utilized      Bonds           Deposit         Delivery
_____                                                _________     ________      _________       ___________     ___________
The Latin American Government Income Trust           $300,000      $252,988      $247,250        $5,601          $137


(3) The Trustee will advance to the Trust the amount of net interest accrued to January 9, 1998, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.



(4) The Trust (and therefore Unit holders) shall bear all or a portion of its estimated organization and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 10,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.



(5) The aggregate cost to investors and the aggregate gross underwriting commissions of 4.9% are computed assuming no reduction of sales charge for quantity purchases.

                      DESCRIPTION OF BOND RATINGS*

Standard & Poor's. A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information.

The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.    Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

BB, B, CCC, CC - Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise

 _______________

* As published by the rating companies.

noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

Moody's. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat large than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

Baa - Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con.(- - -) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or
(d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.


Fitch IBCA, Inc. (formerly known as Fitch Investors Service, L.P.) A brief description of the applicable Fitch rating symbols and their meanings follows:

AAA - These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA - These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, which is very strong, is somewhat less than for AAA-rated securities or more subject to possible change over the term of the issue.

A - These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB - These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to weaken this ability than bonds with higher ratings.

BB - These bonds are considered speculative and of low investment grade. The obligor's ability to pay interest and repay principal is not strong and is considered likely to be affected over time by adverse economic changes.

B - These bonds are considered highly speculative. Bonds in this class are lightly protected as to the obligor's ability to pay interest over the life of the issue and repay principal when due.

A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

CONTENTS:

Summary of Essential Information                          3
The Latin American Government Income Trust
FT 232:
    What is The FT Series?                                4
    Bond Portfolio Selection                              5
    Risk Factors                                          5
    What are Estimated Long-Term Return and
        Estimated Current Return?                        14
    How is Accrued Interest Treated?                     14
    Are Unit Holders Subject to Foreign
        Withholding Tax?                                 15
    What is the Federal Tax Status of Unit Holders?      15
    Why are Investments in the Trust Eligible for
        Retirement Plans?                                18
    What are the Expenses and Charges?                   19
Public Offering:
    How is the Public Offering Price Determined?         20
    How are Units Distributed?                           22
    What are the Sponsor's and Underwriter's Profits?    23
    Will There be a Secondary Market?                    23
Rights of Unit Holders:
    How are Certificates Issued and Transferred?         23
    How are Interest and Principal Distributed?          24
    How Can Distributions to Unit Holders be
        Reinvested?                                      25
    What Reports Will Unit Holders Receive?              25
    How May Units be Redeemed?                           26
    How May Units be Purchased by the Sponsor
        or Underwriter?                                  27
    How May Bonds be Removed from the Trust?             27
Information as to Underwriter, Sponsor,
      Trustee and Evaluator:
    Who is the Underwriter?                              28
    Who is the Sponsor?                                  28
    Who is the Trustee?                                  28
    Limitations on Liabilities of Sponsor and Trustee    29
    Who is the Evaluator?                                29
Other Information:
    How May the Indenture be Amended
        or Terminated?                                   29
    Legal Opinions                                       30
    Experts                                              30
Underwriting                                             30
The Latin American Government Income Trust               32
Portfolio                                                34
Report of Independent Auditors                           35
Statement of Net Assets                                  36
Notes to Statement of Net Assets                         36
Description of Bond Ratings                              37

                             _______________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

               THE LATIN AMERICAN GOVERNMENT INCOME TRUST

                   First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                             January 6, 1998


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

               CONTENTS OF REGISTRATION STATEMENT



     A.     BONDING ARRANGEMENTS OF DEPOSITOR:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.



     B.     THIS  REGISTRATION  STATEMENT  ON  FORM  S-6
            COMPRISES    THE   FOLLOWING   PAPERS    AND
            DOCUMENTS:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 232, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 6, 1998.

                              FT 232

                              By   NIKE SECURITIES L.P.
                                   Depositor




                              By   Robert M. Porcellino
                                   Vice President




                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                       DATE

Robert D. Van Kampen  Director             )
                      of Nike Securities   )
                      Corporation, the     ) January 6, 1998
                      General Partner of   )
                      Nike Securities L.P. )
                                           )
                                           )
David J. Allen        Director of Nike     ) Robert M. Porcellino
                      Securities           ) Attorney-in-Fact**
                      Corporation, the     )
                      General Partner      )
                      of Nike Securities L.P.




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 6, 1998 in Amendment No. 3 to the Registration Statement (Form S-6) (File
No. 333-40691) and related Prospectus of FT 232.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 6, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


               CONSENT OF MULLER DATA CORPORATION

     The consent of Muller Data Corporation to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 24 and certain subsequent Series effective January 23, 1992 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio
         Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-45903] filed on behalf
         of   The   First   Trust   Special   Situations   Trust,
         Series 24).

1.1.1 Form of Trust Agreement for FT 232 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, Muller Data Corporation, as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of Muller Data Corporation.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).


                               S-6